UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CNET Networks, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

12613R104

(CUSIP Number)

Louis J. Briskman

Executive Vice President and General Counsel

CBS Corporation

51 West 52nd Street

New York, NY 10019

Telephone: (212) 975-4321

Copies to:

Howard Chatzinoff, Esq.

Raymond O. Gietz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12613R104	Page 2 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TEN ACQUISITION CORP. (See Item 2) I.R.S. Identification No. 26-2796601
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 12613R104	Page 3 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS CORPORATION I.R.S. Identification No. 04-2949533
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 12613R104	Page 4 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAIRI, INC. I.R.S. Identification No. 04-3446887
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 12613R104	Page 5 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. Identification No. 04-2261332
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 12613R104	Page 6 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (including the associated preferred stock purchase rights, the “Shares”), of CNET Networks Inc., a Delaware Corporation (“CNET”). CNET’s principal executive offices are located at 235 Second Street, San Francisco, California 94105. CNET’s telephone number at such address is (415) 344-2000.

Item 2.	Identity and Background

This Statement is filed by Ten Acquisition Corp. (“Ten Acquisition”), CBS Corporation (“CBS”), NAIRI, Inc. (“NAIRI”), National Amusements, Inc. (“NAI”) and Mr. Sumner M. Redstone (“Mr. Redstone”) (collectively, the “Reporting Persons”).

Ten Acquisition, a Delaware corporation, had its principal executive office at 51 West 52nd Street, New York, New York 10019. Ten Acquisition was organized by CBS solely for the purpose of acquiring CNET and has not conducted any unrelated activities since its organization. 100% of the issued and outstanding stock of Ten Acquisition was owned by CBS prior to the Merger (as such term is defined in Item 3). On June 30, 2008, at the effective time of the Merger, Ten Acquisition merged with and into CNET and its separate corporate existence ceased.

CBS, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019, and is a worldwide entertainment company. At March 31, 2008, NAIRI owned approximately 79.9% of CBS’ Class A Common Stock, par value $.001 per share, and approximately 12.7% of CBS’ Class A Common Stock and Class B Common Stock, par value $.001 per share, on a combined basis.

NAIRI, a Delaware corporation, has its principal office at 846 University Avenue, Norwood, MA 02062 and is a company owning and operating movie theaters in the United States whose main assets include its shares of CBS Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

NAI, a Maryland corporation, has its principal office at 846 University Avenue, Norwood, MA 02062. NAI’s principal businesses are owning and operating movie theaters in the United States, United Kingdom, Russia and South America and holding the common stock of NAIRI. Mr. Redstone is the controlling shareholder of NAI.

Mr. Redstone is an individual whose business address is c/o National Amusements, Inc., 846 University Avenue, Norwood, MA 02062. Mr. Redstone’s principal occupation is Executive Chairman of the Board of CBS, Chairman of the Board and Chief Executive Officer of NAI and Chairman and President of NAIRI.

The executive officers and directors of Ten Acquisition, as of June 30, 2008 (prior to the effective time of the Merger described in Item 3), and of CBS, NAIRI and NAI, as of July 2, 2008, are set forth on Schedules I through IV attached hereto, containing the following information with respect to each such person:

(a)	Name;
(b)	Residence or business address; and
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Reporting Persons or any person named in any of Schedules I through IV attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each person identified on Schedules I through IV attached hereto is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On May 15, 2008, CBS and Ten Acquisition entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CNET. Pursuant to the Merger Agreement, Ten Acquisition completed a tender offer (the “Offer”) to purchase all the outstanding Shares, at a price of $11.50 per share, net to seller in cash without interest thereon and less any required withholding taxes (the “Offer Price”). Following the completion of the Offer, Ten Acquisition merged with and into CNET (the “Merger”) on June 30, 2008, with CNET surviving the Merger as a direct, wholly-owned subsidiary of CBS, and each outstanding share of common stock of Ten Acquisition, par value $0.01 per share, was converted into and became one share of common stock of CNET, par value $0.01 per share (the “Common Stock”).

CBS and Ten Acquisition estimate that the total amount of funds required to consummate the Offer and the Merger, including the acquisition of all the outstanding Shares pursuant to the Offer and the Merger is approximately $1.8 billion. CBS and Ten Acquisition funded the purchase of the Shares acquired pursuant to the Offer and the Merger through CBS’ existing cash balances.

In connection with the consummation of the Merger, CBS also exercised the “top-up” option under the Merger Agreement. Pursuant to the exercise of the “top-up” option, CBS purchased from CNET, at the Offer Price, 215 million Shares and paid the purchase price for such Shares with a promissory note. At the effective time of the Merger, the Shares purchased pursuant to the exercise of the “top-up” option were cancelled. Subsequently, the promissory note (including accrued interest) was extinguished as a result of a dividend payment from CNET to CBS.

All information contained in the section entitled “Source and Amount of Funds,” of the Offer to Purchase dated May 23, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”), attached as Exhibit (a)(1)(A) to the Schedule TO filed by CBS and Ten Acquisition with the Securities and Exchange Commission (the “Commission”) is incorporated herein by reference.

Item 4.	Purpose of Transaction

On May 23, 2008, Ten Acquisition commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Friday, June 20, 2008. On Monday, June 23, 2008, CBS and Ten Acquisition commenced a subsequent offering period of the Offer, which expired at 12:00 midnight, New York City time, on Wednesday, June 25, 2008.

On Thursday, June 26, 2008, CBS announced the completion of the Offer and its intention to exercise the “top-up” option under the Merger Agreement. On Friday, June 27, 2008, pursuant to the exercise of the “top-up” option, CBS purchased from CNET, at the Offer Price, 215 million Shares. Following the exercise of the “top-up” option, CBS contributed to Ten Acquisition the Shares purchased pursuant thereto.

On Monday, June 30, 2008, the Merger was effected through a short-form merger of Ten Acquisition with and into CNET under Delaware law without the vote of, or any other action by, other CNET stockholders.

As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger was cancelled and ceased to exist and (other than Shares held CBS and Ten Acquisition or by stockholders who exercise appraisal rights under, and in accordance with, Delaware law) converted in the Merger into the right to receive $11.50 per Share, without interest thereon and less any required withholding taxes. Further, upon the consummation of the Merger, the sole director of Ten Acquisition immediately prior to the Merger became the sole director of CNET and the certificate of incorporation and bylaws of CNET were amended and restated pursuant to the provisions of the Merger Agreement and the certificate of ownership and merger filed with the Secretary of State of the State of Delaware. Following such time, a Form 25 was filed with the Commission to delist the Shares from the NASDAQ Global Market and a Form 15 is expected to be filed with the Commission to seek termination of the Shares from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

As a result of the Merger, the business and operations of CNET will be merged into a newly expanded CBS Interactive division, incorporating all of the premium online brands of both CBS and CNET into one business unit. CBS will continue to evaluate the business and operations of CNET and will take such actions as it deems appropriate under the circumstances then existing. All information contained in the sections of the Offer to Purchase entitled “The Merger Agreement; Employment Agreements”; “Purpose of the Offer; Plans for CNET”; and “Certain Effects of the Offer” is incorporated herein by reference. Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Prior to the Merger, on June 30, 2008, CBS was the beneficial owner, with shared dispositive and voting power, of 334,083,965 Shares, representing more than 90% of the issued and outstanding Shares. Following the Merger and as of July 2, 2008, CBS is the direct owner, with shared dispositive and voting power, of 100 shares of Common Stock, representing 100% of the issued and outstanding shares of Common Stock.

Prior to the Merger, on June 30, 2008, NAIRI and NAI were each a beneficial owner, with shared dispositive and voting power, of 334,083,965 Shares, representing more than 90% of the issued and outstanding Shares. Following the Merger and as of July 2, 2008, NAIRI and NAI are each a beneficial owner, with shared dispositive and voting power, of 100 shares of Common Stock, representing 100% of the issued and outstanding shares of Common Stock.

Prior to the Merger, on June 30, 2008, as a result of his stock ownership in NAI, Mr. Redstone was deemed the beneficial owner, with shared dispositive and voting power, of 334,083,965 Shares, representing more than 90% of the issued and outstanding Shares. Following the Merger and as of July 2, 2008, as a result of his stock ownership in NAI, Mr. Redstone is deemed the beneficial owner, with shared dispositive and voting power, of 100 shares of Common Stock, representing 100% of the issued and outstanding shares of Common Stock.

(c) On June 23, 2008, Ten Acquisition accepted 108,435,545 Shares for purchase in connection with the Offer, which Shares represent the number of Shares properly tendered and not withdrawn as of the initial expiration date for the Offer (excluding Shares subject to notices of guaranteed delivery). Pursuant to the subsequent offering period of the Offer that expired on June 25, 2008, at 12:00 midnight, New York City time, as well as Shares delivered pursuant to notices of guaranteed delivery, Ten Acquisition purchased the following number of Shares on the following dates at the Offer Price:

Date	Number of Shares
June 23, 2008	2,480,266
June 24, 2008	1,698,425
June 25, 2008	5,253,713
Total:	9,432,404

On June 25, 2008, upon the completion of the Offer, Ten Acquisition acquired in the aggregate 117,867,949 Shares that had been validly tendered and not withdrawn in connection with the Offer, representing, together with Shares previously owned by CBS, 119,083,965 Shares in the aggregate and approximately 78% of the outstanding Shares.

In connection with the consummation of the Merger, CBS also exercised the “top-up” option under the Merger Agreement. Pursuant to the exercise of the “top-up” option described in Item 3 above, CBS purchased from CNET, at the Offer Price, 215 million Shares. Following such purchase of Shares pursuant to the exercise of the

“top-up” option, together with Shares previously owned by CBS, CBS and Ten Acquisition together owned, in the aggregate, 334,083,965 Shares, representing more than 90% of the outstanding Shares.

Pursuant to the Merger Agreement, at the effective time of the Merger, all Shares outstanding prior to such time were cancelled and ceased to exist and (other than Shares held CBS and Ten Acquisition or by stockholders who exercise appraisal rights under Delaware law) converted in the Merger into the right to receive $11.50 per Share, without interest thereon and less any required withholding taxes. As a result, all of the Shares owned by CBS and Ten Acquisition were cancelled and ceased to exist. Immediately prior to the Merger, CBS held 100 shares of the common stock of Ten Acquisition, par value $0.01 per share, which shares represented all of the issued and outstanding capital stock of Ten Acquisition. Upon the Merger, each share of Ten Acquisition held by CBS converted into one share of Common Stock. Thereafter, Ten Acquisition’s separate corporate existence ceased and CNET survived the Merger as a direct, wholly-owned subsidiary of CBS.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with CNET” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits
1.

Agreement and Plan of Merger, dated as of May 15, 2008, by and among CNET Networks, Inc., CBS Corporation and Ten Acquisition Corp. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. with the Securities and Exchange Commission on May 23, 2008, as amended).

2.

Offer to Purchase, dated as of May 23, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. with the Securities and Exchange Commission on May 23, 2008, as amended).

3.

Form of Letter of Transmittal, dated as of May 23, 2008 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. with the Securities and Exchange Commission on May 23, 2008, as amended).

4.	Joint Filing Agreement, dated July 2, 2008, by and among Ten Acquisition Corp., CBS Corporation, NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

TEN ACQUISITION CORP.

By: /s/ Louis J. Briskman
Name: Louis J. Briskman
Title: Vice President and Secretary
Date: June 30, 2008

CBS CORPORATION

By: /s/ Louis J. Briskman
Name: Louis J. Briskman
Title: Executive Vice President and General Counsel
Date: July 2, 2008

NAIRI, INC.

By: /s/ Sumner M. Redstone
Name: Sumner M. Redstone
Title: Chairman and President
Date: July 2, 2008

NATIONAL AMUSEMENTS, INC.

By: /s/ Sumner M. Redstone
Name: Sumner M. Redstone
Title: Chairman and Chief Executive Officer
Date: July 2, 2008

/s/ Sumner M. Redstone
Name: Sumner M. Redstone
Individually
Date: July 2, 2008

SCHEDULE I

Name, business address and present principal occupation or

employment of the directors and executive officers of

TEN ACQUISITION CORP.

DIRECTOR

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Fredric G. Reynolds Executive Vice President and Chief Financial Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE II

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone	CBS Corporation 51 West 52nd Street New York, NY 10019

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

CBS Corporation

51 West 52nd Street

New York, NY 10019

David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Joseph A. Califano Jr.	The National Center on Addiction and Substance Abuse at Columbia University 633 Third Avenue, 19th Floor New York, NY 10017	Chairman and President The National Center on Addiction and Substance Abuse at Columbia University 633 Third Avenue, 19th Floor New York, NY 10017
William S. Cohen	The Cohen Group 500 Eighth Street, N.W. Suite 200 Washington, D.C. 20004	Chairman and Chief Executive Officer The Cohen Group 500 Eighth Street, N.W. Suite 200 Washington, D.C. 20004
Gary L. Countryman	Liberty Mutual 175 Berkeley Street Boston, MA 02116	Chairman Emeritus Liberty Mutual 175 Berkeley Street Boston, MA 02116
Charles K. Gifford	Bank of America 100 Federal Street Boston, MA 02110	Chairman Emeritus Bank of America 100 Federal Street Boston, MA 02110

SCHEDULE II

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Leonard Goldberg	Mandy Films 9201 Wilshire Boulevard, Suite 206 Beverly Hills, CA 90210	President Mandy Films 9201 Wilshire Boulevard, Suite 206 Beverly Hills, CA 90210
Bruce S. Gordon	c/o CBS Corporation 51 West 52nd Street New York, NY 10019	Retired Verizon Executive; Former President and Chief Executive Officer of National Association for the Advancement of Colored People c/o CBS Corporation 51 West 52nd Street New York, NY 10019
Linda M. Griego	Griego Enterprises, Inc. 644 South Figueroa Street Los Angeles, CA 90017	President and Chief Executive Officer Griego Enterprises, Inc. 644 South Figueroa Street Los Angeles, CA 90017
Arnold Kopelson	Kopelson Entertainment 1900 Avenue of the Stars, Suite 500 Los Angeles, CA 90067	Co-Chairman & President Kopelson Entertainment 1900 Avenue of the Stars, Suite 500 Los Angeles, CA 90067
Leslie Moonves	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Doug Morris	Universal Music Group 1755 Broadway 7th Floor New York, NY 10019	Chairman & CEO 1755 Broadway 7th Floor New York, NY 10019
Shari E. Redstone	National Amusements, Inc. 846 University Avenue, Norwood, MA 02062	Vice Chair of the Board of CBS Corporation, President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 846 University Avenue, Norwood, MA 02062

SCHEDULE II

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Frederic V. Salerno	CBS Corporation 51 West 52nd Street New York, NY 10019	Retired Vice Chairman and Chief Financial Officer of Verizon Communications Inc. c/o CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Executive Chairman of the Board	CBS Corporation 51 West 52nd Street New York, NY 10019

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

CBS Corporation

51 West 52nd Street

New York, NY 10019

Leslie Moonves President and Chief Executive Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE II

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman Executive Vice President and General Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Affairs	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Affairs CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President, Controller and Chief Accounting Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President, Chief Development Officer and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Chief Development Officer and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President and Chief Financial Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Gil Schwartz Executive Vice President, Chief Communications Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Chief Communications Officer CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE II

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Martin M. Shea Executive Vice President, Investor Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Investor Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President, Deputy General Counsel and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE III

Name, business address and present principal occupation or

employment of the directors and executive officers of

NAIRI, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
George S. Abrams	Winer & Abrams 60 State Street Boston, MA 02109	Attorney Winer & Abrams 60 State Street Boston, MA 02109
David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Philippe P. Dauman	Viacom Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer Viacom Inc. 1515 Broadway New York, NY 10036
Shari E. Redstone	National Amusements, Inc. 846 University Avenue, Norwood, MA 02062	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 846 University Avenue, Norwood, MA 02062
Sumner M. Redstone	National Amusements, Inc. 846 University Avenue, Norwood, MA 02062

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

846 University Avenue

Norwood, MA 02062

SCHEDULE III

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

NAIRI, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Chairman and President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

846 University Avenue

Norwood, MA 02062

Shari E. Redstone Executive Vice President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Jerome Magner Vice President and Treasurer	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President and Treasurer of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Richard Sherman Vice President and Assistant Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Tilly Berman Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Secretary National Amusements, Inc. 846 University Avenue Norwood, MA 02062

SCHEDULE IV

Name, business address and present principal occupation or

employment of the directors and executive officers of

National Amusements, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
George S. Abrams	Winer & Abrams 60 State Street Boston, MA 02109	Attorney Winer & Abrams 60 State Street Boston, MA 02109
David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Philippe P. Dauman	Viacom Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer Viacom Inc. 1515 Broadway New York, NY 10036
Shari E. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Sumner M. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

846 University Avenue

Norwood, MA 02062

SCHEDULE IV

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

National Amusements, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Chairman and Chief Executive Officer	National Amusements, Inc. 846 University Avenue Norwood, MA 02062

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

846 University Avenue

Norwood, MA 02062

Shari E. Redstone President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Jerome Magner Vice President and Treasurer	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President and Treasurer of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Richard Sherman Vice President and Assistant Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Tilly Berman Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Secretary National Amusements, Inc. 846 University Avenue Norwood, MA 02062